UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6-K
_______________

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a(16) OR 15d(16) OF THE
SECURITIES EXCHANGE ACT OF 1934

February 27, 2001

CREO PRODUCTS INC.
(Exact name of Registrant as specified in its charter)

3700 Gilmore Way
Burnaby, B.C. Canada V5G 4M1
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F    [    ]             Form 40-F     [ X ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes    [    ]             No     [ X ]

CreoScitex Expands Variable Information Partner Program

On Demand Expo, NYC, NY (February 27, 2001) - The Digital Printing Group of CreoScitex, a division of Creo Products Inc. (NASDAQ: CREO; TSE: CRE), is pleased to report that its Variable Information partner program, announced at Drupa 2000, is continuing to thrive and expand. This program, initiated by CreoScitex, creates partnerships with leading vendors of variable information (VI) authoring tools, each with its unique advantages, in order to provide color VI solutions to a wide range of digital printing workflows.

The partners' VI authoring tools implement the CreoScitex Variable Print Specification (VPS) language, which has become the de facto industry standard for color production digital printers. VI jobs created by these tools are efficiently processed by CreoScitex Spire™ color servers, through such innovative features as element re-use by object caching, on-the-fly imposition and color correction of variable jobs, and a powerful but easy to use interface. CreoScitex supports its partners with workflow consultancy, testing tools and ongoing technical support, in order to assure efficient variable information output.

VI Partners Expand Business using VPS

The original list of participating vendors, which includes Atlas, GMC, PageFlex, PrintSoft and Xerox, report outstanding successes in their VI applications, which are changing the face of on-demand, personalized print.

PrintSoft PreS Provides Speed and Flexibility in Direct Mail Applications

3D Digital Document Distribution Ltd., one of London's leading providers of high-speed laser printing solutions, chose the PreS VI authoring application from PrintSoft running on a Spire color server. Dave Whitnall, Director of 3D, states, "By using PreS and outputting CreoScitex VPS, optimized for production volume output, it's now possible for leading service companies like 3D to offer clients the advantages of the fastest ever fully personalized color output from the Xerox® DocuColor® Series... When our customers move to full color variable printing, it's similar to color television... just try taking it away!"

GMC PrintNet Enables Automatic VI Updating from the Internet defacto Group, a German-based marketing company, was so pleased with the performance of its DocuColor 2060, Spire color server, and PrintNet VI program using the CreoScitex VPS, that it ordered an additional system only one month after receiving the first one. Says Erich Schuster, Managing Director of defacto - marketing agency (600 employees), "Our VI process has been totally automated using our B2B Internet interface (OVOS) and GMC's PrintNet variable information tool with the CreoScitex Spire color server. Information is received daily from the Internet and other sources, and is automatically updated through Spire and PrintNet. This gives us a direct Web-to-paper workflow, which is a very attractive application for performing one-to-one micro-marketing campaigns."

Xerox Will Sell PageFlex Variable Information Programs

Two PageFlex programs that use the VPS format, Mpower and Persona, have been endorsed by Xerox and will be sold through its distribution channels. According to Chris Bondy, Vice President/Chief Engineer, Variable Data Products and Solutions at Xerox, "We have been working closely with the PageFlex team to create new solutions for the personalization and customization market that are Internet relevant and optimized for the DocuColor 2000 Series Production Color Press. The advanced architecture of the CreoScitex VPS system is a key feature in the success of this product, due to its ability to efficiently cache re-occurring objects. This is a crucial component in the drive to obtain high-performance, full-color, customized and personalized printing."

Document Sciences and XMPiE are the Newest VI Partners

CreoScitex welcomes Document Sciences, a California-based company specializing in the automated production of high volume variable data documents, to its partner group.

Document Sciences has announced that its PostScript® Print Emitter will soon support CreoScitex's Variable Print Specification (VPS). "When Document Sciences decided to enter the high-end, color digital market, we chose VPS, as it is the only VI language that gives us connectivity to both sheet fed and web presses," explained Lisa Sutrick, Director of Product Marketing and Planning for Document Sciences. "The support by CreoScitex has been outstanding from the very beginning and has enabled us to significantly reduce the time-to-market for our technology."

The newest company to join CreoScitex' VI partner program is XMPiE™, an innovative developer of cross-media personalized marketing solutions. XMPiE uses VPS as one of its formats for generating Variable Information, graphically rich, production printing.

Ronen Cohen, General Manager of the CreoScitex Digital Printing Group, is very pleased with the progress of the partnership program. "Together with our VI partners, we are able to provide powerful and innovative variable information tools to a very large pool of DocuColor users. The VPS format has proven itself to be extremely efficient and flexible, and we are investing substantial resources in enhancing and expanding this popular language. After years of predictions, I'm glad that we and our partners are now seeing serious growth in this area, and that it is rapidly becoming a major revenue source for us."

Mr. Cohen also noted that in addition to the partners mentioned above, the Digital Printing Group works with a large number of printers and consultants who benefit from its VPS file format and the power and flexibility of the Spire color server family.

Within the coming months, CreoScitex will release a new, PC-based, standalone tool for VPS creators. Based on Adobe Acrobat®, it will enable VPS users to preflight and preview their VPS job before going to production.

Referring to other developments in the digital printing and on demand industry, Mr. Cohen affirmed the group's participation in the PODi (Print on Demand Initiative), and its active role in defining the PPML language. "As PPML gains momentum, CreoScitex will be a leading player in its support," he stated.

As part of the company's ongoing commitment to personalized printing and to its customers, CreoScitex is also offering a new version of its powerful Darwin VI authoring tool. Darwin version 3.1, currently in beta, provides enhanced RIP performance of VPS files, particularly when working with very large databases. Through its ongoing VI product enhancements and its partner program, the CreoScitex Digital Printing group confirms its position as the industry leader for color variable information printing.

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About CreoScitex
CreoScitex is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates, and proofs; professional color and copydot scanning systems; and workflow management software. CreoScitex is also an Original Equipment Manufacture supplier of on-press imaging technology and components for digital presses. CreoScitex is a division of Creo Products Inc., which trades on NASDAQ (CREO) and the TSE (CRE).

©2000 Creo Products Inc. CreoScitex is a division of Creo Products Inc. The CreoScitex product names mentioned in this document are trademarks or service marks of Creo Products Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

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This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) technological changes or changes in the competitive environment adversely affect the products, market share, revenues or margins of the combined business; (2) changes in general economic, financial or business conditions adversely affect the combined business or the markets in which it operates; (3) new regions and new products may not proceed as planned and may adversely affect future revenues; (4) the expected cost-savings and synergies from the combination of Creo's business with the Scitex Business cannot be fully realized or take significantly longer to realize than expected; and (5) the integration of the Scitex Business into

Creo's operations is more difficult, time-consuming or expensive than anticipated, or the attrition rate of key employees of the combined business is greater than expected. These risks and uncertainties as well as other important matters are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2000, as filed with the U.S. Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

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Contact:

CreoScitex (America)
Yaron Mohaban
Tel: +.781.280.7559
Fax: +.781.275.3430
Email:Yaron_Mohaban@creoscitex.com

CreoScitex (Europe)
Katleen Verbeeck
Tel; +32.2.352.2878
Fax: +32.2.352.2805
Email: Kathleen_verbeeck@creoscitex.com

www.creoscitex.com